SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 14th Meeting of the Seventh Session

of the Supervisory Committee

The Company and all members of the Supervisory Committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 14th meeting of the seventh session (the “Meeting”) of the supervisory committee (the “Supervisory Committee”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 25 April 2014 by way of correspondence. Of the seven supervisors entitled to attend the Meeting, seven supervisors attended the Meeting. Mr. Zhang Jianbo, Chairman of the Supervisory Committee, presided over the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Articles of Association Sinopec Shanghai Petrochemical Company Limited and was lawful and valid.

The resolutions were considered by the supervisors conscientiously and were approved as follows:

Resolution 1 The 2014 first quarterly report was approved with 7 votes in favor, 0 vote against and 0 abstention.

Resolution 2 Comments on the Company’s 2014 first quarterly report by the Supervisory Committee were approved with 7 votes in favor, 0 vote against and 0 abstention.

Resolution 3 The nominations of Mr. Zhang Jianbo, Mr. Zuo Qiang, Ms. Li Xiaoxia, Mr. Zhai Yalin, Mr. Wang Liqun, Mr. Chen Xinyuan and Mr. Zhou Yunnong as candidates for supervisors of the eighth session of the supervisory committee were approved with 7 votes in favor, 0 vote against and 0 abstention, among whom Mr. Zhang Jianbo, Mr. Zuo Qiang and Ms. Li Xiaoxia are candidates for supervisors representing the employees, and their nominations will be proposed to the Company’s democratic administration organization of employees for election. Nominations of other candidates for supervisors will be proposed to the Company’s 2013 annual general meeting for election.

Biographies of candidates for the eighth session of the supervisory committee are attached at the end of this announcement.

Sinopec Shanghai Petrochemical Company Limited
Supervisory Committee
Shanghai, PRC, 28 April 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix: Biographies of candidates for the eighth session of the Supervisory Committee

Zhang Jianbo, 51, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang started his career in 1985. He has served as Deputy Director of Senior Corporate Management section of the Education Office of Sinopec Group, was appointed Deputy Director of Evaluation and Appointment Management section of Human Resources Office of China Petroleum Corporation and was appointed Director of the Supervisory section of the Human Resources Office of Sinopec Group and Sinopec Corp. Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee in August 2013, and was appointed Chairman of the Supervisory Committee and Chairman of the Labor Union of the Company in November 2013. Mr. Zhang graduated from the Oil Extraction Engineering Faculty of Jianghan Petroleum Institute School and obtained a bachelor’s degree in engineering in 1985. He has senior professional technical qualifications.

Save as disclosed above, Mr. Zhang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Zuo Qiang, 51, is Supervisor, Deputy Secretary of Discipline Inspection Commission, Director of the Supervisory Office and Director of Supervisory Committee Office. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and Deputy Director of the Supervisory Office of the Company. He was appointed Secretary of the Corporate Discipline Supervisory Committee of the Company. In April 2011, he was appointed Director of the Supervisory Office in April 2011, and has been serving as Supervisor, Director of Supervisory Committee Office since June 2011, and Deputy Secretary of the Discipline Inspection Commission of the Company since October 2011. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 with a major in Party & Administrative management. He has senior professional technical qualifications.

Save as disclosed above, Mr. Zuo does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zuo has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zuo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Li Xiaoxia, 44, is Supervisor and Vice Chairman of the Labor Union of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as Supervisor of the Company in June 2011 and Vice Chairman of the Labor Union of the Company in December 2011. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 with a major in petroleum and natural gas transportation. She has senior professional technical qualifications.

Save as disclosed above, Mr. Li does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Li has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Li has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Zhai Yalin, 50, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp., and has been External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Save as disclosed above, Mr. Zhai does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhai has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhai has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Wang Liqun, 56, is Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp., and has been External Supervisor of the Company since June 2011. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Save as disclosed above, Mr. Wang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Wang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Chen Xinyuan, 49, is Dean, Professor and Tutor to doctoral students of the College of Accounting at the Shanghai University of Finance and Economics, and has been Independent Supervisor of the Company since June 2011. After graduating from the Accounting Faculty at the Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty at Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003, Mr. Chen was appointed Independent Supervisor of the Company. From June 2003 to June 2011, Mr. Chen was an Independent Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the teaching and academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Save as disclosed above, Mr. Chen does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Chen has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Zhou Yunnong, 72, has been Independent Supervisor of the Company since June 2011. Mr. Zhou joined the Complex in October 1972 and has held various positions, including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and Governor of the Jinshan District of Shanghai. From November 1999 to April 2002, he was a bureau-class inspector of the Jinshan District of Shanghai. Mr. Zhou was appointed Independent Supervisor of the Company from June 2003 to June 2005 was appointed Independent Director of the Company from June 2005 to June 2011. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in 1964, majoring in radio studies. He is a senior engineer by professional title.

Save as disclosed above, Mr. Zhou does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhou has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhou has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 20th Meeting of the Seventh Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice to convene the 20th meeting (the “Meeting”) of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 14 April 2014 by facsimile transmission and mail. The Meeting was held on 28 April 2014 by way of correspondence. Of the 12 Directors entitled to attend the Meeting, 12 Directors attended the Meeting. Members of the supervisory committee and senior management of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 Form 20F, to be filed with the Securities and Exchange Commission of the United States of America, was approved with 12 votes in favor, 0 vote against and 0 abstention. The relevant information on the Meeting will also be submitted to the New York Stock Exchange.

Resolution 2 The 2014 first quarterly report was approved with 12 votes in favor, 0 vote against and 0 abstention. The Secretary to the Board was authorized to submit the 2014 first quarterly report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange in accordance with the relevant requirements.

Resolution 3 The nominations of Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang, Mr. Guo Xiaojun, Mr. Lei Dianwu, Mr. Mo Zhenglin, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin as candidates for directors of the eighth session of the board of directors of the Company, among whom Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin are candidates for independent non-executive directors.

For the biographies of the relevant candidates, please refer to the Appendix.

The resolution will be submitted to the Company’s 2013 annual general meeting for consideration. The submission of nominating Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin as candidates for independent non-executive directors to will be subject to review and expression of no disagreement first by the Shanghai Stock Exchange.

Independent Directors of the Company, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, expressed their independent comment on board election.

Resolution 4 The termination of the appointment of Mr. Zhang Zhiliang as the Company’s Vice President with immediate effect was considered and approved with 12 votes in favor, 0 votes against and 0 abstentions.

Resolution 5 The termination of the appointment of Mr. Shi Wei as the Company’s Vice President with immediate effect was considered and approved with 12 votes in favor, 0 vote against and 0 abstention.

The Board is grateful to Mr. Zhang and Mr. Shi Wei for their hard work and their contribution to the Company’s reform and development during their tenures of office as Vice President.

Independent Directors of the Company, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, expressed no disagreement on dismissals of Vice President Mr. Zhang Zhiliang and Mr. Shi Wei.

Resolution 6 The proposal of holding 2013 Annual General Meeting at Jinshan Roller-skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC at 9:00am on 18 June 2014, was approved with 12 votes in favor, 0 vote against and 0 abstention.

Sinopec Shanghai Petrochemical Company Limited
Shanghai, PRC, 28 April 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix: biographies of candidates for the eighth session of the board of directors

Candidates for non-independent directors:

Wang Zhiqing, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang began his career with the Group in 1983 and has held various positions, including Deputy Leader of the preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex from June 1999 to December 2001, Vice President cum Chief Engineer of Sinopec Luoyang Company from February 2000 to December 2001, President of Sinopec Luoyang Company from December 2001 to October 2006, Leader of the preparatory team for a Sinopec refinery project in Guangxi from July 2005 to May 2007, manager of Sinopec Jiujiang Company from October 2006 to December 2008, President of Sinopec Jiujiang Company from December 2008 to July 2010, President and Deputy Secretary of the Communist Party Committee of the Company in July 2010, and Director of the Company in December 2010. He was appointed Vice Chairman of the Company from December 2010 to June 2013 and Director and Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) in February 2011. Mr. Wang was Chairman of the Company in June 2013. He graduated from the East China Petroleum Institute with a bachelor’s degree in engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. In addition, He graduated from The Open University of Hong Kong and the China Europe International Business School with a Master of Business Administration in 2001 and 2013, respectively. He is a professor-level senior engineer by professional title.

Save as disclosed above, Mr. Wang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Wang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Wu Haijun, 51, is Vice Chairman of the Company and Director and Vice President of Shanghai Secco. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was Manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai Secco. From April 2010 to February 2011, Mr. Wu was President of Shanghai Secco. In June 2010, he was appointed Director and Vice Chairman of the Company. In February 2011, he was appointed Vice President of Shanghai Secco. Mr. Wu obtained a bachelor’s degree in engineering from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering. He also obtained a master’s degree in business administration from the China Europe International Business School in 1997. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wu does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Wu has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wu has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Gao Jinping, 47, is Executive Director of the Company and Secretary and Vice President of the Communist Party Committee. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, Chairman of the Labor Union of the Company from May 2003 to November 2013, and was elected a Director of the Company from June 2004 to June 2006. Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company from April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company from June 2006 to November 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as a Director of the Company. Mr. Gao obtained a bachelor’s degree in engineering in 1990 from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology. In 2001, he completed his post-graduate studies in business administration in industrial economics at the Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Save as disclosed above, Mr. Gao does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Gao has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Gao has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Ye Guohua, 45, is Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. In June 2011, Mr. Ye was Director of the Company. Mr. Ye graduated from the Shanghai University of Finance and Economics in 1991, majoring in accounting. He is a senior accountant by professional title.

Save as disclosed above, Mr. Ye does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Ye has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Ye has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Jin Qiang, 48, is Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Director of the Utilities Department Director of the Machinery and Power Division and Director of Sinopec Zhenhai Refining & Chemical Co., Ltd. (ZRCC). Mr. Jin was Deputy Chief Engineer of Sinopec Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 specializing in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 specializing in economic management. He is a professor-level senior engineer by profession title.

Save as disclosed above, Mr. Jin does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Jin has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Guo Xiaojun, 44, is Deputy General Manager. Mr. Guo joined the Company in 1991 and has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Assistant to the Manager, Assistant Manager and Manager cum Deputy Secretary of the Communist Party Committee. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and Deputy General Manager of the Company in April 2013. He graduated with a major in basic organic chemical engineering from the East China University of Science and Technology in 1991 and obtained a bachelor’s degree in engineering. He also obtained a master’s degree in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

Save as disclosed above, Mr. Guo does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Guo has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Guo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Lei Dianwu, 51, is Vice President of China Petroleum & Chemical Company (“Sinopec Corp.”), Assistant to the General Manager and Chief Economist of China Petrochemical Corporation (“Sinopec Group”). In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions, including Deputy Director of the Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company and Vice President and Manager of the production division of Yangzi BASF Stylene Company Limited. He was Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of the Development and Planning Division at China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. from March 2001 to August 2013, he assumed the position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has been an Assistant to the General Manager of Sinopec since March 2009, Vice President of Sinopec Corp since May 2009, non-executive director of Sinopec Engineering (Group) Co., Ltd, since August 2012, and Chief Economist of Sinopec Group since August 2013. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei was awarded a Bachelor of Engineering degree by the East China Petroleum Institute, where he majored in basic organic chemicals. He has senior professional qualification at professor level.

Save as disclosed above, Mr. Lei does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Lei has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Lei has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Mo Zhenglin, 49, is Chief Accountant of the Chemical Division of Sinopec Corp. and Director of Shanghai Secco. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department, as well as Chief Accountant and Director of the Finance Department of the Refinery Division of Beijing Yanshan Petrochemical Corporation (now known as Sinopec Beijing Yanshan Company); and Deputy Chief Accountant of Sinopec Beijing Yanshan Company and Chief Accountant of the Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been the Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai Secco since November 2008. Mr. Mo obtained a bachelor’s degree in Management from Zhongnan University of Economics in 1986, majoring in Finance and Accounting. He is a senior accountant by professional title.

Save as disclosed above, Mr. Mo does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Mo has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Mo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Candidates for independent directors:

Shen Liqiang, 57, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). In June 2011, Mr. Shen was elected Independent Director of the Company. Mr. Shen has been engaged in the financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of ICBC; Vice President of the Zhejiang Branch of the ICBC; and Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of ICBC since June 2009. Mr. Shen has long been engaged in the management of the banking business and has both in-depth expertise on finance theory and extensive experience in finance. Mr. Shen holds a master’s degree in economics and is a senior accountant by professional title.

Save as disclosed above, Mr. Shen does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Shen has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Shen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Jin Mingda, 63, is Chairman of the Shanghai Chemical Industry Association. In June 2011, Mr. Jin was elected Independent Director of the Company. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd.; General Manager cum Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd.; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007 and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007 to August 2013. He was appointed Independent Director of Shanghai Electric Power Co., Ltd. in November 2009. He has been the Chairman of the Shanghai Chemical Industry Association since January 2013. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title.

Save as disclosed above, Mr. Jin does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Jin has no other connected relationships with the Company Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Cai Tingji, 59, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai, and has been Independent Director of the Company since June 2011. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai has been an independent non-executive director of YGM trading Ltd. since December 2012, independent non-executive director of Yangtzekiang Garment Ltd since December 2012, and independent non-executive director of China Merchants Fund Management Co., Ltd. since November 2013. Mr. Cai was responsible for IPO projects for a number of large Chinese enterprises in China, Hong Kong and overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Save as disclosed above, Mr. Cai does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Cai has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Zhang Yimin, 59, is a Professor of Economics and Finance and head of the Faculty of Accounting and Finance at the China Europe International Business School. He has been the Executive Director of the Company since October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Assistant Professor at the Business School of the University of New Brunswick, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He has been a Professor of Economics and Finance at the China Europe International Business School since September 2004. His main area of research interest is in operations, financing and industrial economic studies. He possesses a wealth of professional knowledge and experience.

Save as disclosed above, Mr. Zhang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

The relevant resolution in respect of election of members for the eighth session of the board of directors will be tabled at the Company’s 2013 annual general meeting. If the resolution is approved at the 2013 annual general meeting, the newly appointed members of the eighth session of the board of directors will enter into directors’ service contracts with the Company on or around the date of 2013 annual general meeting. Their term of office will begin on the date of approving the resolution at the 2013 annual general meeting and expire in June 2017. The remuneration of the newly appointed directors will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent directors will be implemented in accordance with the “Remuneration Payment Method for Independent Directors” amended at the Company’s 2007 annual general meeting. The Company will disclose the detailed sums of the remuneration they have received for the year in the relevant annual reports. The directors’ remuneration is not covered in the directors’ service contracts.

Save as disclosed above, regarding the appointment of the 12 candidates for directors, the Company was not aware of any information that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be disclosed to the shareholders save as disclosed above.

Declarations Made by the Nominator for Independent Directors

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the nominator, hereby nominates Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin as candidates for independent directors of the eighth session of the board of directors of the Company, and has a thorough understanding of the professional expertise, educational background, work experience, part-time positions and other details of the nominees. The nominees have given their consent in writing that they will be nominated as candidates for independent directors of the eighth session of the board of directors of the Company (refer to the statements made by the four candidates for independent directors). The nominator considers that the nominees possess the qualifications to hold office as independent directors, and that they do not have any relationship with the Company that will influence their independence. The nominator has made the following statement:

1.	Nominees Shen Liqiang, Jin Mingda Cai Tingji and Zhang Yimin possess basic knowledge on the operation of a listed company; are familiar with the relevant laws, administrative regulations, rules and other regulatory documents; and have more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director. The nominees have obtained certificates of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules.

2.	The qualifications of the nominees to hold office meet the requirements of the following laws, administrative regulations and rules of relevant authorities:

(1)	the provisions under the Company Law regarding the qualifications to hold office as a director;

(2)	the provisions under the Civil Servant Law regarding the taking up of part-time jobs by civil servants;

(3)	the provisions under the “Notice of the Central Commission for Discipline Inspection and the Organization Department of the Central Commission for Governing Middle Management Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies after They Resign or Retire (Depart) from Office”;

(4)	the provisions under the “Opinions on Strengthening Combating Corruption and Upholding Integrity in Institutions of Higher Education” issued by the Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the taking up of part-time jobs by members of the leadership teams in institutions of higher education;

(5)	the provisions under the “Provisional Measures Governing Independent Directors of Insurance Companies” of the China Insurance Regulatory Commission (the “CIRC”); and

(6)	the requirements of other laws, administrative regulations and rules of relevant authorities.

3.	The nominees must have independence and:

(1)	must not be the employees working in the Company or its subsidiaries, or the immediate relatives of or main social connections with such employees (immediate relatives refer to spouses, parents, children, etc.; main social connections refer to brothers, sisters, fathers-in-law, mothers-in-law, daughters-in-law, sons-in-law, spouses of brothers and sisters, , brothers and sisters of spouses, etc.);

(2)	must not directly or indirectly hold more than 1% of the issued shares of the Company or must not be natural person shareholders among the top ten shareholders of the Company or the immediate relatives of such natural person shareholders;

(3)	must not be the corporate shareholders that directly or indirectly hold more than 5% of the issued shares of the Company or must not be the employees working at the top five corporate shareholders of the Company or the immediate relatives of such employees;

(4)	must not be the employees working at the de facto controllers of the Company or the subsidiaries of such de facto controllers;

(5)	must not be the employees who provide financial, legal, consulting and other services for the Company and its controlling shareholders or their respective subsidiaries, including all staff of a special task force, review staff at all levels, signatories of reports, partners and principal persons of intermediaries that provide such services;

(6)	must not be serving as directors, supervisors or senior management of work units that have substantial business dealings with the Company and its controlling shareholders or their respective subsidiaries, or must not be serving as directors, supervisors or senior management officers of the controlling corporate shareholders of such work units;

(7)	must not be involved in any of the six scenarios set out above within the most recent one year; or

(8)	other scenarios where the nominees do not have independence as identified by the Shanghai Stock Exchange.

4.	The candidates for independent directors must not have the following bad records:

(1)	Been subject to administrative punishment by the China Securities Regulatory Commission (the “CSRC”) in the recent three years;

(2)	Been openly identified by a stock exchange as not suitable for serving as directors of a listed company;

(3)	Been openly reprimanded or criticized more than twice by means of circular by a stock exchange in the recent three years;

(4)	Did not attend board meetings for two consecutive sessions during the term of office of independent directors, or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year;

(5)	Have expressed independent opinions that are obviously incompatible with the facts during their terms of office as independent directors.

5.	The nominees shall not have served as independent directors for more than five domestic listed companies including the Company, and shall not have served the Company for more than six consecutive years.

6.	Nominee Shen Liqiang has extensive professional accounting knowledge and experience and possesses senior accountant qualifications.

Nominee Cai Tingji has extensive professional accounting knowledge and experience and is a Fellow of the Hong Kong Institute of Certified Public Accountants.

We, the nominator, have verified the qualifications of the candidates to hold office as independent directors pursuant to the “Guidelines on the Filing and Training of Independent Directors of Listed Companies on the Shanghai Stock Exchange” of the Shanghai Stock Exchange, and confirm that they meet the requirements.

We, the nominator, warrant that the above statement is truthful, complete and accurate, and contains no false representations or misleading content. We, the nominator, are fully aware of the possible consequences as a result of making a false statement.

Nominator: The Board of Sinopec Shanghai Petrochemical Company Limited 28 April 2014

Declarations Made by Candidates for Independent Directors

Independent directors Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin hereby declare respectively that:

1.	The declarants have a thorough understanding and accept the nomination by the Board of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as candidates for independent directors of the eighth session of the board of directors of the Company. The declarants possess the qualifications to hold office as independent director, and do not have any relationship that will influence their independence as independent director of the Company. The declarants have made a statement as follows (the statement below is made by four candidates for independent directors except for special statements):

The declarant possesses the basic knowledge of the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director; and has obtained a certificate of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules.

2.	The qualifications of the declarants to hold office meet the requirements of the following laws, administrative regulations and rules of relevant authorities:

(1)	the provisions under the Company Law regarding the qualifications to hold office as a director;

(2)	the provisions under the Civil Servant Law regarding the taking up of part-time jobs by civil servants;

(3)	the provisions under the “Notice of the Central Commission for Discipline Inspection and the Organization Department of the Central Commission for Governing Middle Management Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies after They Resign or Retire (Depart) from Office”;

(4)	the provisions under the “Opinions on Strengthening Combating Corruption and Upholding Integrity in Institutions of Higher Education” issued by the Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the taking up of part-time jobs by members of the leadership teams in institutions of higher education;

(5)	the provisions under the “Provisional Measures Governing Independent Directors of Insurance Companies” of the CIRC; and

(6)	the requirements of other laws, administrative regulations and rules of relevant authorities.

3.	The declarants have independence and:

(1)	have not been the employees working in the Company or its subsidiaries, or the immediate relatives or main social connections of such employees (immediate relatives refer to spouses, parents, children, etc.; main social connections refer to brothers, sisters, fathers-in-law, mothers-in-law, daughters-in-law, sons-in-law, spouses of brothers and sisters, , brothers and sisters of spouses, etc.);

(2)	have not directly or indirectly held more than 1% of the issued shares of the Company or must not be natural person shareholders among the top ten shareholders of the Company, or the immediate relatives of such natural person shareholders;

(3)	have not been the corporate shareholders that directly or indirectly hold more than 5% of the issued shares of the Company or have not been the employees working at the top five corporate shareholders of the Company or the immediate relatives of such employees;

(4)	have not been the employees working at the de facto controllers of the Company or the subsidiaries of such de facto controllers;

(5)	have not been the employees who provide financial, legal, consulting and other services for the Company and its controlling shareholders or their respective subsidiaries, including all the staff of a special task force, review staff at all levels, signatories of reports, partners and principal persons of intermediaries that provides such services;

(6)	have not been serving as directors, supervisors or senior management of work units that have substantial business dealings with the Company and its controlling shareholders or their respective subsidiaries, or must not be serving as directors, supervisors or senior management officers of the controlling corporate shareholders of such work units;

(7)	have not been involved in any of the six scenarios set out above within the most recent one year; or

(8)	other scenarios where the declarants do not have independence as identified by the Shanghai Stock Exchange.

4.	The declarants do not have the following bad records:

(1)	They have been subject to administrative punishment by the CSRC in the recent three years;

(2)	They are being openly identified by a stock exchange as not suitable for serving as directors of a listed company;

(3)	They have been openly reprimanded or criticized more than twice by means of circular by a stock exchange in recent three years;

(4)	They did not attend board meetings for two consecutive times during the term of office of independent directors, or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year;

(5)	They have expressed independent opinions that are obviously incompatible with the facts during the term of office of independent directors.

5.	The declarants have not served as independent directors on a part-time basis for more than five domestic listed companies including the Company, or have not consecutively served in the Company for more than six years.

6.	Candidates for independent director Shen Liqiang declares: the declarant has extensive professional accounting knowledge and experience, and possesses senior accountant qualifications.

Candidates for independent director Cai Tingji declares: the declarant has extensive professional accounting knowledge and experience, and is a Fellow of the Hong Kong Institute of Certified Public Accountants.

The declarants have verified the qualifications to hold office as independent directors pursuant to the “Guidelines on the Filing and Training of Independent Directors of Listed Companies on the Shanghai Stock Exchange” of the Shanghai Stock Exchange, and confirm that we meet the requirements.

The declarants warrant that the above statement is truthful, complete and accurate, and contains no false representations or misleading content. We, the declarants, are fully aware of the possible consequences as a result of making a false statement. The Shanghai Stock Exchange may consider their qualifications to hold office and independence in accordance with this declaration.

The declarants undertake that during the term of office of independent directors of the Company, they shall comply with the laws and regulations as well as the rules, regulations and notices published by the CSRC, and the requirements of the business rules of the Shanghai Stock Exchange, and shall be subject to the supervision by the Shanghai Stock Exchange. The declarants shall make sure that they have sufficient time and energy to execute their duties and make independent judgments, free from any interference by the major shareholders of the Company, de facto controllers or any other work units or individuals having interests in the Company.

The declarants undertake that in the event that they are not qualified to hold office as independent directors after having taken office, they shall resign from their positions as independent directors within 30 days from the date of being aware of such disqualification.

Declarants: Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin 28 April 2014

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2014 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in the 2014 first quarterly report, and warrant that there are no false representations or misleading statements contained in, or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the 20th meeting of the seventh session of the Board for the consideration of the 2014 first quarterly report, and have adopted the 2014 first quarterly report at this meeting.

1.3 The financial report of the Company for the three-month period ended 31 March 2014 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1.4 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, Director and Chief Financial Officer overseeing the Company’s accounting operations, and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, warrant the truthfulness, accuracy and completeness of the financial report contained in the 2014 first quarterly report.

2. Key Financial Data & Changes in Shareholdings

2.1 Major Accounting Data

		Currency: RMB
	As at the end of the Reporting Period	As at the end of the previous year			Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	34,426,513	36,915,933			(6.74)
Total equity attributable to equity shareholders of the Company (RMB’000)	17,789,019	17,831,617			(0.24)
	From the beginning of the year to the end of the Reporting Period (January to March 2014)	From the beginning of the year to the end of the Reporting Period last year (January to March 2013)			Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (RMB’000)	353,348	3,226,319			(89.05)
	From the beginning of the year to the end of the Reporting Period (January to March 2014)	From the beginning of the year to the end of the Reporting Period last year (January to March 2013)			Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	24,113,501	28,857,297			(16.44)
Net (loss)/profit attributable to equity shareholders of the Company (RMB’000)	(72,970)	172,711			(142.25)
Net (loss)/profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	(66,157)	163,711			(140.41)
Return on net assets (weighted average) (%)	(0.410)	1.061			decreased by 1.471 percentage points
Basic (loss)/earnings per share (RMB/share)	(0.007)	before restatement	after restatement	*	(143.75)
		0.024	0.016
Diluted (loss)/earnings per share (RMB/share)	(0.007)	before restatement	after restatement	*	(143.75)
		0.024	0.016

*	After the implementation of share capital increase from the capital reserve in December 2013, total share capital of the Company increased from RMB7.2 billion to RMB10.8 billion.

Excluding non-recurring items and amount:

Unit: RMB’000
Item	Amount
Net loss from disposal of non-current assets	(5,391)
Employee reduction expenses	(1,918)
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	5,589
Income from external entrusted loans	569
Other non-operating income and expenses other than those mentioned above	(7,664)
Income tax effect	2,175
Effect attributable to minority interests (after tax)	(173)
Total	(6,813)

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholding of the Top Ten Shareholders of Unrestricted Shares in Circulation

				Unit: Share
Total number of shareholders					135,678

Shareholdings of the top ten shareholders
Name of shareholder	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Number of shares with selling restrictions	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	50.56	5,460,000,000	5,460,000,000	Nil
HKSCC (Nominees) Ltd.	Foreign Shareholder	31.89	3,444,632,653	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	25,145,000	25,095,000	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	18,000,000	18,000,000	Unknown
Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	Others	0.10	10,462,950	0	Unknown
China Life Insurance Company Limited — Dividends — Individual dividends-005L-F Others H002 Shanghai	Others	0.09	10,199,952	0	Unknown
Shanghai Textile Development Company	Others	0.08	8,475,000	8,475,000	Unknown
Shanghai Xiangshun Shiye Company Limited	Others	0.08	8,250,000	8,250,000	Unknown
IP KOW	Others	0.08	8,148,000	0	Unknown
Industrial and Commercial Bank of China Limited — Huaxia CSI 300 Trading Open-end Index Securities Investment Fund	Others	0.07	7,821,966	0	Unknown

Shareholdings of the top ten shareholders of unrestricted shares in circulation
Name of shareholder (in full)	Number of circulating shares without selling restrictions held as at the end of the Reporting Period	Type of shares
HKSCC (Nominees) Limited	3,444,632,653	Overseas listed foreign shares
Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	10,462,950	RMB-denominated ordinary shares
China Life Insurance Company Limited — Dividends — Individual dividends-005L-F Others H002 Shanghai	10,199,952	RMB-denominated ordinary shares
IP KOW	8,148,000	Overseas listed foreign shares
Industrial and Commercial Bank of China Limited — Huaxia CSI 300 Trading Open-end Index Securities Investment Fund	7,821,966	RMB-denominated ordinary shares
Li Huogen	7,732,294	RMB-denominated ordinary shares
ChangJiangWan Holdings Ltd.	6,862,692	RMB-denominated ordinary shares
Zhang Zhaoyu	6,856,000	RMB-denominated ordinary shares
Industrial and Commercial Bank of China – Huatai-PineBridge CSI 300 Open-end Trading Index Securities Investment Fund	6,225,500	RMB-denominated ordinary shares
Tsinghua University Education Foundation	5,902,125	RMB-denominated ordinary shares
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders,
China Petroleum & Chemical Corporation
(“Sinopec Corp.”), a state-owned
enterprise legal person, does not have any
connected relationships with the other
shareholders and is not an act-in-concert
party of the other shareholders under the
“Administration Measures on Acquisition
of Listed Companies”. Among the above-
mentioned shareholders, HKSCC
(Nominees) Limited is a nominee
shareholder. Apart from the above, the
Company is not aware of any other
connected relationships among the other
shareholders or any act-in-concert parties
under the “Administration Measures on the
	Acquisition of Listed Companies”.

3. Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000
Item	As at 31 March 2014	As at 31 December 2013	Increase/ decrease amount	Change (%)	Major Reason for change
Accounts receivable	1,251,566	1,976,496	(724,930)	(36.68)	Sales for the period decreased
Advances to suppliers	246,527	5,930	240,597	4,057.28	Prepaid customs tariff on imports increased
Other current assets	145,387	297,779	(152,392)	(51.18)	Deductible VAT reduced
Accounts payable	6,526,089	8,851,932	(2,325,843)	(26.27)	Processing volume of products for the period decreased, leading to decrease in raw materials procurement
Interest payable	25,209	10,740	14,469	134.72	Interest rates increased
Other payables	507,950	637,098	(129,148)	(20.27)	Construction payable decreased
Specific reserve	36,204	5,832	30,372	520.78	Accrued safety production cost which was unused increased

Unit: RMB’000
Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major Reason for change
	2014	2013
Financial expenses/ (income)-net	128,294	(28,574)	156,868	(548.99)	Foreign exchange loss increased due to depreciation of the RMB against US dollar
Investment losses	(30,839)	(6,421)	(24,418)	Not Applicable	Increase in investment loss as joint ventures recorded losses
Operating (loss)/profit	(60,304)	253,819	(314,123)	(123.76)	Processing volume of crude oil decreased; price of major chemical products decreased, lead to an increase in loss of the segment
Income tax expenses	4,769	74,283	(69,514)	(93.58)	Loss for the period
Net(loss)/profit	(72,539)	166,980	(239,519)	(143.44)
(Loss)/Profit attributable to equity shareholders of the Company	(72,970)	172,711	(245,681)	(142.25)

3.2 Fulfillment of commitments by the Company and shareholders holding more than 5% of shares

During the period under review, the Company’s controlling shareholder Sinopec Corp. fulfilled the following undertakings in connection with the A-Share Reform:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp. through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

2.	Sinopec Corp. shall, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of the SASAC and the China Securities Regulatory Commission, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share) (in case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly).

3.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the share reform scheme, and shall use this as a platform for the development of related businesses in future.

For details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in Shanghai Securities News and China Securities Journal on 20 June 2013.

With regard to the three undertakings mentioned above, the Company did not notice any violations or any unfulfilled matters by Sinopec Corp. during the required period.

4 APPENDIX

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2014

Unit: RMB’000
Items	31 MARCH 2014	31 DECEMBER 2013
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	165,083	133,256
Notes receivable	2,402,705	2,984,445
Accounts receivable	1,251,566	1,976,496
Advances to suppliers	246,527	5,930
Other receivables	56,912	48,883
Inventories	8,290,430	9,039,239
Other current assets	145,387	297,779

Total current assets	12,558,610	14,486,028

Non-current assets
Long-term equity investments	3,151,796	3,173,594
Investment properties	425,930	429,292
Fixed assets	16,300,710	16,768,602
Construction in progress	436,772	456,823
Fixed assets pending for disposal	300	—
Intangible assets	454,130	458,532
Long-term prepaid expenses	414,347	458,463
Deferred tax assets	683,918	684,599

Total non-current assets	21,867,903	22,429,905

Total assets	34,426,513	36,915,933

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2014

Unit: RMB’000
Items	31 MARCH 2014	31 DECEMBER 2013
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	6,534,567	6,484,336
Notes payable	12,648	12,680
Accounts payable	6,526,089	8,851,932
Advances from customers	478,458	507,960
Employee benefits payable	40,750	41,418
Taxes payable	859,743	840,682
Interest payable	25,209	10,740
Dividends payable	20,446	20,918
Other payables	507,950	637,098
Current portion of non-current liabilities	615,210	609,690

Total current liabilities	15,621,070	18,017,454

Non-current liabilities
Long-term borrowings	579,290	627,800
Other non-current liabilities	177,640	180,000

Total non-current liabilities	756,930	807,800

Total liabilities	16,378,000	18,825,254

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	493,922	493,922
Specific reserve	36,204	5,832
Surplus reserve	4,173,831	4,173,831
Undistributed profits	2,285,062	2,358,032
Total equity attributable to equity shareholders of the Company	17,789,019	17,831,617
Minority interests	259,494	259,062
Total shareholders’ equity	18,048,513	18,090,679

Total liabilities and shareholders’ equity	34,426,513	36,915,933

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2014

Unit: RMB’000
Items	31 MARCH 2014	31 DECEMBER 2013
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	110,244	78,448
Notes receivable	1,905,611	2,311,142
Accounts receivable	772,808	1,547,731
Advances to suppliers	240,533	1,759
Other receivables	27,984	25,282
Inventories	7,914,253	8,634,949
Other current assets	49,507	202,326

Total current assets	11,020,940	12,801,637

Non-current assets
Long-term equity investments	4,193,652	4,217,064
Investment properties	422,581	425,892
Fixed assets	15,885,215	16,340,739
Construction in progress	436,772	456,823
Fixed assets pending for disposal	300	—
Intangible assets	369,529	372,607
Long-term prepaid expenses	398,051	442,226
Deferred tax assets	680,562	681,293

Total non-current assets	22,386,662	22,936,644

Total assets	33,407,602	35,738,281

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2014

Unit: RMB’000
Items	31 MARCH 2014	31 DECEMBER 2013
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	6,936,567	6,522,336
Accounts payable	5,592,120	7,853,598
Advances from customers	416,569	441,266
Employee benefits payable	35,525	36,107
Taxes payable	844,869	821,586
Interest payable	25,024	10,615
Dividends payable	20,446	20,918
Other payables	625,409	1,045,905
Current portion of non-current liabilities	615,210	609,690

Total current liabilities	15,111,739	17,362,021

Non-current liabilities
Long-term borrowings	555,000	600,000
Other non-current liabilities	177,640	180,000

Total non-current liabilities	732,640	780,000

Total liabilities	15,844,379	18,142,021

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	493,922	493,922
Specific reserve	29,779	—
Surplus reserve	4,173,831	4,173,831
Undistributed profits	2,065,691	2,128,507

Total shareholders’ equity	17,563,223	17,596,260

Total liabilities and shareholders’ equity	33,407,602	35,738,281

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2014

Unit: RMB’000
Items	Three months ended 31 March
		2014	2013
		(unaudited)	(unaudited)

Revenue		24,113,501		28,857,297
Less: Cost of sales		21,215,178		25,343,751
Taxes and surcharges		2,130,254		2,387,128
Selling and distribution expenses		142,020		159,615
General and administrative expenses		527,032		735,188
Financial expenses/(income)-net		128,294		(28,574)
Asset impairment losses/(reversal)		188		(51)
Add: Investment losses		(30,839)		(6,421)
Including: Share of losses of associates and joint ventures		(30,839)		(6,421)
Operating (loss)/profit		(60,304)		253,819
Add: Non-operating income		8,507		3,111
Less: Non-operating expenses		15,973		15,667
Including: losses on disposal of non-current assets		5,603		6,465
Total (loss)/profit		(67,770)		241,263
Less: Income tax expenses		4,769		74,283
Net (loss)/profit		(72,539)		166,980
Attributable to equity shareholders of the Company		(72,970)		172,711
Minority interests		431		(5,731)
(Loss)/Earnings per share
Basic and diluted (loss)/earnings per share (RMB)	RMB	(0.007)	RMB	0.016 (Restated )
Other comprehensive income		—		—
Total comprehensive (loss)/income		(72,539)		166,980
Attributable to equity shareholders of the Company		(72,970)		172,711
Minority interests		431		(5,731)

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2014

Unit: RMB’000
Items	Three months ended 31 March
	2014	2013
	(unaudited)	(unaudited)
Revenue	21,148,203	25,247,986
Less: Operating costs	18,326,128	21,768,161
Taxes and surcharges	2,129,187	2,386,416
Selling and distribution expenses	105,047	127,930
General and administrative expenses	493,078	694,143
Financial expenses /(income)-net	114,423	(22,664)
Asset impairment reversal	(10)	(51)
Add: Investment losses	(34,953)	(11,639)
Including: Share of losses of associates and joint ventures	(34,953)	(11,639)
Operating (loss)/profit	(54,603)	282,412
Add: Non-operating income	8,487	3,074
Less: Non-operating expenses	15,967	15,519
Including: losses on disposal of non-current assets	5,603	6,457
Total (loss)/profit	(62,083)	269,967
Less: Income tax expenses	731	70,542
Net (loss)/profit	(62,814)	199,425
Other comprehensive income	—	—
Total comprehensive (loss)/income	(62,814)	199,425

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2014

	Unit: RMB’000
Items	Three months ended 31 March
	2014	2013
	(unaudited)	(unaudited)
Cash flows from operating activities
Cash received from sales of goods or rendering of services	29,165,862	31,657,506
Refund of taxes and surcharges	6,790	7,198
Cash received relating to other operating activities	5,934	54,101
Sub-total of cash inflows	29,178,586	31,718,805
Cash paid for goods and services	(25,549,737)	(24,507,317)
Cash paid to and on behalf of employees	(605,234)	(649,632)
Payments of taxes and surcharges	(2,539,368)	(2,953,418)
Cash paid relating to other operating activities	(130,899)	(382,119)
Sub-total of cash outflows	(28,825,238)	(28,492,486)

Net cash flows generated from operating activities	353,348	3,226,319

Cash flows from investing activities
Cash received from returns on investments	2,500	2,923
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	(1,496)	(2,002)
Cash received relating to other investing activities	24,122	3,183
Sub-total of cash inflows	25,126	4,104
Cash paid to acquire fixed assets and other long-term assets	(220,627)	(399,909)
Cash paid to acquire investments	(11,541)	—
Cash paid relating to other investing activities	—	(128)
Sub-total of cash outflows	(232,168)	(400,037)

Net cash flows used in investing activities	(207,042)	(395,933)

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2014

	Unit: RMB’000
Items	Three months ended 31 March
	2014	2013
	(unaudited)	(unaudited)
Cash flows from financing activities
Cash received from borrowings	14,105,902	11,809,728
Sub-total of cash inflows	14,105,902	11,809,728
Cash repayments of borrowings	(14,144,782)	(14,444,234)
Cash paid for distribution of dividends or profits and interest expenses	(76,468)	(90,676)
Cash paid relating to other financing activities	—	(350)
Sub-total of cash outflows	(14,221,250)	(14,535,260)

Net cash flows used in financing activities	(115,348)	(2,725,532)

Effect of foreign exchange rate changes on cash and cash equivalents	869	1,078

Net increase in cash and cash equivalents	31,827	105,932
Add: Cash and cash equivalents at beginning of the period	133,256	160,962

Cash and cash equivalents at end of the period	165,083	266,894

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2014

	Unit: RMB’000
Items	Three months ended 31 March
	2014	2013
	(unaudited)	(unaudited)
Cash flows from operating activities
Cash received from sales of goods or rendering of services	25,697,091	27,972,754
Cash received relating to other operating activities	5,915	54,957
Sub-total of cash inflows	25,703,006	28,027,711
Cash paid for goods and services	(22,229,105)	(20,864,141)
Cash paid to and on behalf of employees	(566,473)	(609,639)
Payments of taxes and surcharges	(2,523,249)	(2,945,517)
Cash paid relating to other operating activities	(394,227)	(384,590)
Sub-total of cash outflows	(25,713,054)	(24,803,887)

Net cash flows (used in)/ generated from operating activities	(10,048)	3,223,824

Cash flows from investing activities
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	(1,496)	(2,002)
Cash received relating to other investing activities	20,851	2,589
Sub-total of cash inflows	19,355	587
Cash paid to acquire fixed assets and other long-term assets	(220,627)	(397,295)
Cash paid to acquire investments	(11,541)	—
Sub-total of cash outflows	(232,168)	(397,295)

Net cash flows used in investing activities	(212,813)	(396,708)

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2014

	Unit: RMB’000
Items	Three months ended 31 March
	2014	2013
	(unaudited)	(unaudited)
Cash flows from financing activities
Cash received from borrowings	14,440,902	11,782,728
Sub-total of cash inflows	14,440,902	11,782,728
Cash repayments of borrowings	(14,112,272)	(14,427,465)
Cash paid for distribution of dividends or profits and interest expenses	(73,975)	(90,483)
Cash paid relating to other operating activities	—	(100)
Sub-total of cash outflows	(14,186,247)	(14,518,048)

Net cash flows generated from/(used in) financing activities	254,655	(2,735,320)

Effect of foreign exchange rate changes on cash and cash equivalents	2	—

Net increase in cash and cash equivalents	31,796	91,796
Add: Cash and cash equivalents at beginning of the period	78,448	119,148

Cash and cash equivalents at end of the period	110,244	210,944

By Order of the Board Wang Zhiqing Chairman

Shanghai, the PRC, 28 April 2014

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.